UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Results of the 51st Ordinary General Meeting of Shareholders

☐ Agenda 1 : Approval of the 51st FY Financial Statements

Item(Unit : KRW)	Consolidated	Separate
Total Assets	78,248,265 million	54,125,980 million
Total Liabilities	31,488,714 million	8,853,878 million
Share Capital	482,403 million	482,403 million
Total Equity	46,759,551 million	45,272,102 million
Sales	64,977,777 million	30,659,425 million
Operating Profit	5,542,600 million	3,809,376 million
Net Profit	1,892,064 million	1,072,592 million
Net Profit per Share	20,911	13,186

<Approval of Dividend Distribution>

Details	2018
1. Annual Dividend per Share (KRW)	10,000
- Year-End Dividend (KRW)	5,000
- Quarterly Dividend (KRW)	5,000
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share/Market Price)	4.0

☐ Agenda 2: Partial Amendments to the Articles of Incorporation

☐ 2-1 : Partial Amendments pursuant to the Enactment and Enforcement of the Act titled “Electronic Registration of Stocks, Bonds, etc.”(this “Act”)

This Act was enacted on March 22, 2016 and will be enforced on or around September 16, 2019.This Act governs the rules regarding issuance of securities by electronic means without issuance of real securities.

Existing Article	Amendment
Article 6. Face Value, Types of Shares and Share Certificates	Article 6. Par Value per Share and Types of Shares

The types of shares to be issued by the Company shall be registered common shares and registered preferred shares, having a face value of 5,000 Won per share.

Share certificates shall be issued by the Company in denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares as the shareholders may request.

The types of shares to be issued by the Company shall be registered common shares and registered preferred shares, having a par value of KRW 5,000 per share. (Deleted)

Article 9. No Issuance of Share Certificates	(Deleted)

If a shareholder does not desire to receive share certificates representing the whole or part of the shares owned by him, no share certificates representing such shares shall be issued by the Company.	(Deleted)

Article 9-2. Electronic Registration of Shares	Article 9. Electronic Registration of Rights to be Indicated on Share Certificates and Certificates of Preemptive Right

(1) The Company, by the resolutions of the Board of Directors, may elect to adopt the system that allows shareholders electronically register its shares on the electronic registrar on the designated electronic registration system instead of issuing certificates representing its shares.	The Company shall electronically register rights to be indicated on its share certificates and certificates of preemptive right on the electronic registrar of the electronic registration agency, in lieu of issuing share certificates and certificates of pre-emptive right.
(2) The Board of Directors shall determine the standard operation policy necessary for the Company’s adoption of the electronic securities system.

Article 13. Registration and Alteration of an Entry in the Register of Shareholders	Article 13. Registration and Alteration of an Entry in the Register of Shareholders

(1) The Company shall, by resolution of the Board of Directors, appoint an agent to attend to the registration of transfer of shares and bonds and creation of pledges thereon, the indication of trust assets, the re-issuance of share certificates and any other matters relating thereto. Specific procedures therefor shall be in accordance with applicable laws and regulations relating to such matters and the rules the agent may set forth.

(2) Shareholders and registered pledgees who reside in foreign countries shall appoint and report the place where, and an agent to whom, notices will be given in Korea.

(1) Electronic registration of shares, management of the shareholder registry and other related businesses shall be entrusted to the transfer agent appointed by resolution of the Board of Directors. Specific procedures therefor shall be in accordance with the applicable laws and regulations and operational regulations determined by the transfer agent.

(2) (Deleted)

Article 18. Electronic Registration of Bonds	Article 18. Electronic Registration of Rights to be Indicated on Bond and Securities from Pre-emptive Right

When the Company issues the bonds, instead of issuing certificates representing the bonds, the Company may electronically register its bonds on the electronic registrar of a designated electronic registration system by a resolution of the Board of Directors or by the decision of the Representative Director of the Company (in case the Board of Directors delegates an authority to issue the bonds to the Representative Director).	The Company shall electronically register rights to be indicated on bond and securities from pre-emptive right on the electronic registrar of the electronic registration agency, in lieu of issuing bond securities and securities from pre-emptive right.
-	ADDENDA (March 15, 2019)

-	The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 51th fiscal year; provided, however, that the amendments to Articles 6, 9, 9-2, 13 and 18 shall take effect starting from the effective date of the Enforcement Decree of the Act on Electronic Registration of Stocks, Bonds, Etc.

☐ 2-2: Appointment of External Auditor

This amendment is made pursuant to the revisions made to the Act titled “External Audit of Stock Companies” on November 1, 2018. This Act is revised to strengthen the roles and responsibilities of audit committee.

Existing Article	Amendment
Article 51. Appointment of External Auditor	Article 51. Appointment of External Auditor

An External Auditor of the Company pursuant to the Act on External Audit of Stock Companies shall be appointed by the approval of the Audit Committee. The details of the aforesaid appointment shall be reported to the shareholders at the Ordinary General Meeting of Shareholders for the fiscal year during which such appointment was or shall be made known to the shareholders in accordance with relevant laws and regulations.	The Company shall appoint an external auditor selected by the Audit Committee pursuant to the Act on External Audit of Stock Companies. The details of the aforesaid appointment shall be reported to the shareholders at the Ordinary General Meeting of Shareholders for the fiscal year during which such appointment was or shall be made known to the shareholders in accordance with relevant laws and regulations.

☐ 2-3: Vote by Proxy

The Company removed a restriction on proxy. The current article requires that a proxy can only be given to a shareholder of the Company. This amendment, however, allows a non-shareholder to be appointed as a proxy.

Existing Article	Amendment
Article 23. Vote by Proxy	Article 23. Vote by Proxy

(1) Any shareholder entitled to vote at a General Meeting of Shareholders shall have the right to vote by proxy.

(2) A proxy can be only given to a shareholder of the company, and the proxy shall submit a document evidencing the power of representation to the company before the opening of the General Meeting of Shareholders. In case of a corporate entity shareholder, any of its officers or employees may act as a proxy.

(1) Any shareholder entitled to vote at a General Meeting of Shareholders shall have the right to vote by proxy.

(2) A proxy shall submit a document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.

☐ Agenda 3: Election of Inside Directors

•	Number of Elected Inside Directors: 4 Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Chang, In-Hwa	August 17, 1955

(Present) President & Representative Director, POSCO

(Head of Steel Business Unit)

Senior Executive Vice President & Inside Director, POSCO

(Head of Steel Production Division)

Senior Executive Vice President, POSCO

(Head of Technology and Investment Division)

Executive Vice President, POSCO

(Head of Steel Solution Marketing Dept.)

Ph.D. in Ocean Engineering, Massachusetts Institute of Technology

			None	None	1 Year
Board of Directors

Chon, Jung-Son	August 26, 1962

(Present) Senior Executive Vice President & Inside Director, POSCO

(Head of Corporate Strategy & Planning Division)

Senior Executive Vice President & Inside Director, POSCO

(Head of Corporate Strategy & Finance Center)

President & Representative Director, POSCO C&C

Executive Vice President, POSCO

(Head of Corporate Strategy Dept.)

B.A. in Law, Korea University

			None	None	1 Year
Board of Directors

Kim, Hag-Dong	May 27, 1959

(Present) Senior Executive Vice President, POSCO

(Head of Production Division)

Senior Executive Vice President, POSCO

(Head of Gwangyang Works)

Senior Executive Vice President, POSCO

(Head of Pohang Works)

Senior Executive Vice President & Representative Director, SNNC

M.A., Material Engineering, Carnegie Mellon University

			None	None	1 Year
Board of Directors

Jeong, Tak	April 5, 1959

(Present) Senior Executive Vice President, POSCO

(Head of Marketing Division)

Senior Executive Vice President, POSCO

(Head of Steel Business Division)

Executive Vice President, POSCO

(Head of Steel Business Strategy Dept.)

Executive Vice President, POSCO

(Head of Energy and Shipbuilding Materials

Marketing Dept.)

B.A., Department of Arabic, Hankuk University of Foreign Studies

			None	None	1 Year
Board of Directors

☐ Agenda 4: Election of Outside Directors

•	Number of Elected Outside Directors: 3 Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Kim, Shin-Bae	October 15, 1954

Vice Chairman of SK Holdings

Vice Chairman and CEO, SK C&C

President, Korea IoT(Internet of Things) Association

President and CEO, SK Telecom

M.B.A., Wharton School, University of Pennsylvania, USA

[Special Committee Participation]

Director Candidate Recommendation Committee (100% attendance in 2017)

Evaluation and Compensation Committee

(100% attendance in 2017 and 2018)

Finance and Related Party Transactions Committee (100% attendance in 2018)

			None	None	3 Years
Director Candidate Recommendation and Management Committee
Chung, Moon-Ki	March 1, 1959

(Present) Associate Professor in Accounting, SungKyunKwan University

Vice Chairman of Korean Accounting Association

Committee Member, Accounting Review Committee of the Korea Financial Supervisory Board

Partner and Chief Quality Officer, Samil PwC

Ph.D. Accounting, Sungkyunkwan University

[Special Committee Participation]

Related Party Transactions Committee

(100% attendance in 2017)

Audit Committee (100% attendance in 2017 and 2018)

Evaluation and Compensation Committee

(100% attendance in 2017 and 2018)

			None	None	3 Years
Director Candidate Recommendation and Management Committee
Park, Heui-Jae	January 27, 1961

(Present) Professor, Seoul National University,

Mechanical&Aerospace Engineering

(Present) President, Korea Association of Industrial Tech, Security

President, Office of Strategic R&D Plan, MOTIE

Founder and CEO, SNU Precision Co.Ltd

Ph.D. Mechanical Engineering, University of Manchester Institute of Science and Technology

			None	None	3 Years
Director Candidate Recommendation and Management Committee

☐ Agenda 5: Election of Audit Committee Member

•	Number of Elected Audit Committee Member: 1 Member

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Chung, Moon-Ki	March 1, 1959

(Present) Associate Professor in Accounting, SungKyunKwan University

Vice Chairman of Korean Accounting Association

Committee Member, Accounting Review Committee of the Korea Financial Supervisory Board

Partner and Chief Quality Officer, Samil PwC

Ph.D. Accounting, Sungkyunkwan University

[Special Committee Participation]

Related Party Transactions Committee

(100% attendance in 2017)

Audit Committee (100% attendance in 2017 and 2018)

Evaluation and Compensation Committee (100% attendance in 2017 and 2018)

			None	None	3 Years
Director Candidate Recommendation and Management Committee

☐ Agenda 6: Approval on Limit of Total Remuneration for Directors

☐ The limit of the total remuneration in the 52nd fiscal year: KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: March 20, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
	Name:	Lim, Seung-Kyu
	Title:	Executive Vice President